UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          UNITED PARK CITY MINES COMPANY
                                  (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
                           (Title of Class of Securities)


                                  911315208
                                 (CUSIP Number)

                               STEPHEN L. FARLEY
                              FARLEY CAPITAL L.P.
                          655 THIRD AVENUE, SUITE 2520
                            NEW YORK, NEW YORK  10017
                                (212) 557-7776

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 June 30, 1997
            (Date of event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 11 Pages

13D
CUSIP NO.  911315208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Labrador Partners L.P.

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                        WC
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                       - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       166,000
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                       - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       166,000
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               166,000
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.1%
------------------------------------------------------------------------------
          (14)  TYPE OF REPORTING PERSON*
                                                PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 11 Pages

13D
CUSIP No.  911315208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Farley Capital L.P.

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                        00
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        24,200
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                        - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        24,200
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        24,200
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                         0.9%
------------------------------------------------------------------------------
          (14)  TYPE OF REPORTING PERSON*
                                         PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 3 of 11 Pages

13D
CUSIP NO.  911315208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Stephen L. Farley
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                        AF
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                      - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                      190,200
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                      - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                      190,200
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                      190,200
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        7.0%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON*
                                        IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 4 of 11 Pages

ITEM 1.  SECURITY AND ISSUER.

          This statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission (the "Commission") by persons named in Item 2 below on July 8, 1997 relating to the common stock, par value $.01 per share ("Common Stock"), of United Park City Mines Company, a Delaware corporation (the "Issuer"), with its principal executive offices located at P.O. Box 1450 Park City, Utah 84060.

ITEM 2.  IDENTITY AND BACKGROUND.

          This statement is filed jointly by (i) Labrador Partners L.P.("Labrador Partners"), with respect to shares of Common Stock beneficially owned by it, (ii) Farley Capital L.P.("Farley Capital"), with respect to shares of Common Stock held in discretionary accounts managed by it, and (iii) Stephen L. Farley ("Farley"), with respect to shares of Common Stock beneficially owned by Labrador Partners and Farley Capital. The foregoing persons are hereinafter sometimes referred to as Reporting Persons.

                Labrador Partners L.P. is a Delaware limited partnership having its principal address at 655 Third Avenue, Suite 2520, New York, New York 10017. The principal business of Labrador Partners L.P. is that of a private investment partnership, engaging in the purchase and sale of securities for investment for its own account.

                Farley Capital L.P. is a Delaware limited partnership having its principal address at 655 Third Avenue, Suite 2520, New York, New York 10017. The principal business of Farley Capital L.P. is that of a private investment firm, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts.

                Stephen L. Farley is a U.S. citizen having his principal address at 655 Third Avenue, Suite 2520, New York, New York 10017. The principal business activity of Mr. Farley is that of managing general partner of each of Labrador Partners, Farley Capital and Farley Associates L.P. ("Associates"). The principal business of Associates is as general partner of Labrador Partners.

          None of the persons referred to in this Item 2 has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                                  Page 5 of 11 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate number of shares of Common Stock purchased and the net investment cost of such Common Stock is as follows:

                           Aggregate Number
                             of Shares of
Reporting Person             Common Stock             Net Investment Cost

Labrador Partners L.P.          166,000                $3,165,806.36
Farley Capital L.P.              24,200                $  509,149.40

          The Common Stock purchased by Labrador Partners was purchased with its working capital. The Common Stock purchased by Farley Capital was purchased with the investment capital of each discretionary account under its management. No portion of the purchase price paid by Labrador Partners or Farley Capital was borrowed.

ITEM 4.  PURPOSE OF TRANSACTION.

           The purpose of the acquisition of the Common Stock by the Reporting Persons is for investment. The Reporting Persons reserve the right to buy additional securities of the Issuer or sell securities of the Issuer from time to time. The Reporting Persons have no present plans or proposals which relate to, or could result in, any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) The following is the aggregate amount of Common Stock that is beneficially owned by each Reporting Person:

                             Aggregate Number
                               of Shares of               Percentage
Name                           Common Stock                of Class

Labrador Partners               166,000                      6.1%
Farley Capital                   24,200                      0.9%


           Farley does not directly own any of the Common Stock. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, Farley may be deemed an indirect beneficial owner of 190,200 shares of Common Stock by virtue of his position as managing general partner of Labrador Partners (166,000 shares) and Farley Capital (24,200 shares).

           Associates does not beneficially own any Common Stock of the Issuer.


                                 Page 6 of 11 Pages

           In the aggregate, the Reporting Persons beneficially own a total of 190,200 shares of Common Stock, constituting approximately 7.0% of the outstanding shares of Common Stock of the Issuer.

           The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based upon 2,701,544 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 31, 1997, as reflected in the Issuer's quarterly report on Form 10-Q filed with the Commission for the quarter ended March 31, 1997 (which is the most recent Form 10-Q on file).

           (b) Each of Labrador Partners and Farley Capital have the power to vote and dispose of the shares of Common Stock beneficially owned by them, which power may be exercised exclusively by Farley.

           (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock by Labrador Partners and Farley Capital from the 60th day prior to June 30, 1997 and from July 1, 1997 through July 8, 1997 are set forth in Schedule A and Schedule B hereof. All such transactions were open market transactions effected through the New York Stock Exchange. During such period neither Farley nor Associates entered into any transactions in the Common Stock.

           (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

           (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           None of the persons identified in Item 2 above is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, except to the extent described in Item 2 and Item 5 of this Statement.

ITEM 7.  ITEMS TO BE FILED AS EXHIBITS.

           1. There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act.

                                 Page 7 of 11 Pages

                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

Dated:  July 8, 1997


                                   By:  /s/ Stephen L. Farley
                                        --------------------------------------
                                        Stephen L. Farley, individually and as
                                        managing general partner of each of
                                        Labrador Partners L.P. and Farley
                                        Capital L.P.








































                                 Page 8 of 11 Pages

                                   Schedule A
                                   ----------

                               Labrador Partners L.P.
                               -------------------

                           Transactions in the Common Stock
                           of United Park City Mines Company
                           ---------------------------------



          Date of           No. of Shares
        Transaction        Purchased (Sold)         Price Per Share
        -----------        ----------------         ---------------

         3/24/97              1,200                     $12.2500
         3/25/97                500                      12.7500
         3/26/97              3,000                      13.0630
         3/31/97              1,500                      13.1250
         5/22/97              1,500                      13.1250
         5/23/97              1,500                      13.3330
         5/27/97              5,500                      13.6020
         6/2/97               1,000                      13.7500
         6/9/97               3,000                      13.9583
         6/11/97                500                      14.0000
         6/16/97              3,000                      14.2083
         6/17/97              3,000                      14.6667
         6/18/97             22,500                      17.2611
         6/19/97             22,400                      17.3013
         6/20/97             14,900                      19.5361
         6/23/97             11,500                      20.5000
         6/24/97              8,000                      21.0469
         6/25/97              7,500                      21.0000
         6/26/97              2,500                      20.5750
         6/30/97              5,500                      22.1136
         6/30/97              2,500                      21.5750
         7/1/97                 800                      21.7500
         7/1/97               2,000                      22.0000
         7/3/97               8,000                      22.0234
         7/7/97              32,700                      22.2900










                                 Page 9 of 11 Pages

                                   Schedule B
                                   ----------

                               Farley Capital L.P.
                               -------------------

                           Transactions in the Common Stock
                           of United Park City Mines Company
                           ---------------------------------


          Date of           No. of Shares
        Transaction        Purchased (Sold)         Price Per Share
        -----------        ----------------         ---------------

         6/23/97              4,000                     $20.4375
         6/23/97                500                      20.5000
         6/23/97              1,500                      20.8750
         6/23/97              1,000                      20.0000
         6/23/97              1,000                      19.9375
         6/23/97                500                      20.0000
         6/30/97              8,000                      20.9062
         6/30/97              2,000                      21.1250
         6/30/97              1,000                      21.0000
         6/30/97              1,000                      20.8750
         6/30/97              1,000                      21.0000
         7/8/97                 400                      23.2500
         7/8/97               2,300                      23.5760
























                                 Page 10 of 11 Pages

                                                                     EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13d-1(f)(1)
                           ----------------------------


          The undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that any subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledges that he shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.

Dated:  July 8, 1997


                                   By:  /s/ Stephen L. Farley
                                        --------------------------------------
                                        Stephen L. Farley, individually and as
                                        managing general partner of each of
                                        Labrador Partners L.P. and Farley
                                        Capital L.P.




















                                 Page 11 of 11 Pages